SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - Eletrobras

OPEN COMPANY

CNPJ N° 00.001.180/0001-26

NOTICE TO SHAREHOLDERS

Payment of Interest on Own Capital

As per General Shareholders Meeting Annoucement published on May 16, 17 and 18, 2011, Centrais Elétrica Brasileiras S.A. - Eletrobras – will hold, on June 16, 2011, its Annual General Meeting - AGM, in which, among other things, the following subjects will be deliberated on: allocation of net income for the year 2010 and the distribution of remuneration to shareholders in the form of interest on own capital, as follows:

1. Value

The value of the interest on own capital to be distributed is equivalent to:

Shares: Type/Class	Gross Value in 12.31.2010
Common	0.83224516954
Preferred “A”	2.17404368284
Preferred “B”	1.63053328032

2. Ex-Dividends

Shareholders who comprise the list of Shareholders of Eletrobras on the date of the AGM, that is June 16,2011, will be entitled to payment,  whose date of payment will be established at the AGM.

3. Payment

In accordance with the By-Laws of Eletrobras, the credits will be paid corrected by the Selic rate from 31 December 2010 until the date of actual payment.

Payment will be made with the retention of the Income Tax 15% (fifteen percent) as per present legislaton.

The Income Tax deductions, on the interest on own capital and the remuneration of the Selic rate will apply to all shareholders, except to those who can prove legal status of tax immunity or exemption, referring to the "Declaration and Statement of Commitment" whose models are available through the electronic address http://www.eletrobras.com.br/elb/ri and these should be signed by the legal representative(s), duly notarizes. The Term of Posession and / or Minutes of AGM / EGM must be attached to the requested documents to prove legal representation.

The payment to shareholders shall be made by credit in the current account as registrated at Banco Bradesco SA - Bradesco. Shareholders, whose data are outdated, should go to a Bradesco branch in order to update their registration information and to receive the dividend.

For the American Depositary Receipts (ADRs) traded in the NYSE, the payment will be made through JPMorgan Chase Bank, N.A. the depositary bank for the Eletrobras ADR programs.

Brasília, May 18, 2011

Armando Casado de Araújo

CFO and Investor Relations Director

www.eletrobras.com

Para maiores informações: Centrais Elétricas Brasileiras S.A. – Eletrobras

Relacionamento com Investidores: invest@eletrobras.com   / Acionistas: dfsa@eletrobras.com

Av. Presidente Vargas, 409 – 9º andar – Rio de Janeiro, RJ – Tel.  55 (21) 2514-6331/6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.